UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

MakeMusic, Inc.
(Name of Subject Company)

LEAP ACQUISITION CORPORATION
(Offeror)

A wholly-owned subsidiary of
LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
(Parent of Offeror)

LAUNCHEQUITY PARTNERS, LLC
(Parent Sponsor)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

56086P202
(CUSIP Number of Class of Securities)

LaunchEquity Partners, LLC
c/o Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications
on Behalf of Filing Persons)
_____________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,484,778.65	$2,384.93

__________________

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (together with the associated stock purchase rights, the “Shares”), of MakeMusic, Inc., a Minnesota corporation, other than Shares owned by LEAP Acquisition Corporation (“Purchaser”) and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”), at a purchase price of $4.85 per Share, net to the seller in cash.  As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 Shares are owned by Parent and Purchaser. In addition, all vested and unvested stock options, which represent 33,576 Shares on a fully-diluted basis using the treasury stock method (none of which stock options are held by Parent or Purchaser), and rights of the former shareholders of the Garritan Corporation to receive 27,655 Shares, are to be cashed out at the Effective Time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement.  As a result, this calculation assumes the purchase of 3,605,109 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,384.93
Form or Registration No.:	Schedule 13E-3/Schedule TO (File No. 005-50055)
Filing Party:	LEAP Acquisition Corporation, a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners
Date Filed:	March 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 further amends and supplements the combined Tender Offer Statement and Rule 13E-3 Transaction Statement filed under the cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), LEAP Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent (“Purchaser”), and LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”).  The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase Shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent and Purchaser, at a purchase price of $4.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2013 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), Supplement No. 1 to the Offer to Purchase, dated April 5, 2013 (“Supplement No. 1”), a copy of which is attached to Schedule TO as Exhibit (a)(1)(vii) and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 6 without definition have the meaning ascribed to such terms in the Offer to Purchase.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1, 4, 11, 12 and 13

1.	Items 1, 4, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer expired at 12:00 midnight, New York City time, on April 30, 2013.  As of the expiration of the Offer, 3,027,792 Shares of MakeMusic were validly tendered and not withdrawn in the Offer (including 2,780 Shares tendered pursuant to notices of guaranteed delivery).  All of such Shares have been accepted for payment in accordance with the terms of the Offer.  As a result of the Offer, Purchaser now owns, together with its affiliates, approximately 89.4% of the outstanding Shares of MakeMusic.

As part of the successful completion of the Offer, Purchaser intends to exercise its right, granted under the Merger Agreement with MakeMusic pursuant to which the Offer was made, to purchase directly from MakeMusic an additional number of Shares sufficient to give Purchaser ownership of at least one Share more than 90% of MakeMusic’s Shares (on a fully diluted basis), when combined with the Shares held by Parent, Purchaser or its affiliates at the time of such exercise.

Such purchase of additional Shares will allow Purchaser to complete and close the Merger and acquisition of MakeMusic without shareholder approval.  Upon completion of the Merger, Purchaser will be merged with and into MakeMusic.  As a result of the Merger (a) each issued and outstanding share of Purchaser Common Stock will be converted into and will become one fully paid and nonassessable share of common stock, par value $0.01 per share of the Surviving Corporation, (b) all Shares owned by Parent, Purchaser or their respective Subsidiaries will be cancelled and cease to exist and (c) each issued and outstanding Share, other than Shares to be cancelled in accordance with (b) above and Dissenting Shares, will be converted into the right to receive the Offer Price, without interest.  Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

3

On May 1, 2013, MakeMusic and Parent issued a joint press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(5)(ix) to the Schedule TO and is incorporated herein by reference.

2.	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(5)(ix)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on May 1, 2013.

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2013

PURCHASER: LEAP Acquisition Corporation

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Chief Executive Officer

PARENT: LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

By:	LaunchEquity Partners, LLC
	Title:	Manager

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

PARENT SPONSOR LaunchEquity Partners, LLC

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

5

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 22, 2013.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement published in The New York Times on March 22, 2013.*
(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated April 5, 2013. ***
(a)(5)(i)
Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Schedule TO filed by LaunchEquity Partners, LLC on March 13, 2013).

(a)(5)(ii)	Complaint filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.). **
(a)(5)(iii)
Order issued April 5, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

(a)(5)(iv)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on April 18, 2013.****
(a)(5)(v)	Amended Complaint filed on April 10, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.).****
(a)(5)(vi)	Order issued April 16, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.).****
(a)(5)(vii)
Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on April 29, 2013 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule 14D-9 filed by MakeMusic, Inc. on April 29, 2013).

(a)(5)(viii)
Report of the Special Litigation Committee of the Board of Directors of MakeMusic, Inc., dated April 29, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule 14D-9 filed by MakeMusic, Inc. on April 29, 2013).

(a)(5)(ix)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on May 1, 2013.
(c)(1)
Opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee of the MakeMusic, Inc. Board of Directors (incorporated by reference to Annex B of the Schedule 14D-9 filed by MakeMusic, Inc. on March 22, 2013)

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.*

*	Previously filed with the Schedule TO.
**	Previously filed with Amendment No. 1 to the Schedule TO.
***	Previously filed with Amendment No. 2 to the Schedule TO.
****	Previously filed with Amendment No. 4 to the Schedule TO.

(d)(2)
Agreement and Plan of Merger, dated as of March 12, 2013, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MakeMusic, Inc. on March 13, 2013).

(d)(3)
Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D filed by LaunchEquity Partners, LLC on March 5, 2010).

(d)(4)
Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed by LaunchEquity Partners, LLC on August 24, 2011).

(d)(5)	Exclusivity Agreement dated February 17, 2013 by and between MakeMusic and Parent Sponsor (incorporated by reference to Exhibit (e)(22) to Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).
(d)(6)	Letter Agreement between MakeMusic, Inc. and Purchaser, Parent and Parent Sponsor dated April 18, 2013.****
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (included as Schedule C to the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)). *

*	Previously filed with the Schedule TO.
****	Previously filed with Amendment No. 4 to the Schedule TO.